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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/15 AND ENDING 9/30/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ANZ SECURITIES, INC.

(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the Company) as of September 30, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 28, 2016

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2016

	Note		
Assets			
Cash and cash equivalents	2(d), 3, 8	$	74,640,946
Fails to deliver	8		30,084,952
Receivable from brokers, dealers and clearing organizations			180,296
Private placement and underwriting fees receivable	8		3,553,059
Management fee receivable from Ultimate Parent	8		582,099
Deferred tax assets	2(e), 7		712,002
Current taxes receivable, net	2(e), 7		758,534
Total assets			110,511,888
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	5, 8		1,596,111
Fails to receive	8		30,084,952
Total liabilities			31,681,063
Commitments and contingent liabilities	5		
Subordinated borrowings with Parent	4, 8		20,000,000
Stockholder's equity:			
Common stock - authorized, issued, and outstanding, 200 shares with no par value			-
Additional paid-in capital			548,487
Retained earnings			58,282,338
Total stockholder's equity			58,830,825
Total liabilities and stockholder's equity		$	110,511,888

See accompanying notes to financial statements.

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis. Clearing and settlement services in relation to underwriting activities are rendered by an independent firm, Pershing LLC, under a fully disclosed clearing agreement.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. The Ultimate Parent performs execution, clearing, and settlement services for the transactions where the Company acts as its agent.

Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared under U.S. generally accepted accounting principles (GAAP).

In the current period, presentation of the original stockholders' contribution was adjusted to present as Additional paid-in capital in its entirety, to conform with stockholder's agreements.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(c) Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented from the Ultimate Parent's New York branch.

(d) Cash and Cash Equivalents

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

(e) Income Taxes

The Company accounts for income taxes in accordance with Account Standards Codification (ASC) Topic 740, *Income Taxes*. The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company early adopted, effective as of the start of the current fiscal year, requirements of Accounting Standards Update (ASU) 2016-09, *Improvements to Employee Share-Based Payment Accounting, which amends ASC Topic 718, Compensation – Stock Compensation.* Adoption of this standard is immaterial to the statement of financial condition.

(f) Loss contingencies

The accrual amounts for legal contingencies are estimated in accordance with the probability of occurrence and reasonably estimable criteria of ASC Subtopic 450-20, *Loss Contingencies.*

(g) Deferred compensation

The Company may award its employees with deferred compensation, paid in shares of the Ultimate Parent. Such deferred compensation vests to the employee after a predetermined period from the date of award (currently, 3 years). In addition, under the existing incentive arrangements, mandatory deferral into shares applies to incentive amounts above a specified threshold, vesting progressively over a predetermined period, usually up to 3 years. In exceptional circumstances, deferred compensation may be granted to new employees upon commencement with ANZ to compensate for remuneration forgone from their previous employer. The vesting period generally aligns with the remaining vesting period of remuneration forgone, and therefore varies between awards.

The Company pays in cash to the Ultimate Parent the value of the granted award over the same period.

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2016 is as follows:

Money Market Account	$	74,470,659
Payroll Account		105,819
Operating Bank Account (refer to Note 8 Related Party Transactions)		64,468
Total cash and cash equivalents	$	74,640,946

(4) Subordinated Borrowings

The Company has a Revolving Credit Facility (RCF) provided by the Parent whereby the Parent irrevocably agrees that the obligations of the Company, with respect to the payment of principal and interest, shall be subordinate to all claims of all other present and future creditors of the Company.

The RCF has a principal amount of $150 million and a scheduled maturity date of February 26, 2019, having been renegotiated in February 2016 from the original maturity date of December 16, 2016. As of September 30, 2016 the RFC was bearing interest at the rate of the three-month USD London Interbank Offered Rate (LIBOR) plus 225 basis points payable on the outstanding advances.

Under the terms of the RCF, the Company may draw on the facility and/or repay outstanding advances in aggregate amounts of $10 million or multiples thereof until February 26, 2018. Thereafter, in the remaining year to February 26, 2019, the Company is not able to make incremental drawings, and must repay any outstandings by the maturity date. The Company is required to notify FINRA of advances drawn under the RCF; while repayments of the principal amount prior to the final maturity date are subject to written approval of FINRA.

The Company received approval from FINRA that the current RCF meets FINRA's requirements for a satisfactory subordination agreement. It is accordingly treated as part of capital in the computation of net capital under SEC Rule 15c3-1 (see Note 9).

(5) Commitments and Contingent Liabilities

The Company is party to pending court proceedings and lawsuits relating to certain underwriting activities. At September 30, 2016, the Company recorded a liability of $1 million, unchanged from the prior fiscal year, to cover the associated litigation exposure.

(6) Employee Benefits

The Company participates in the Australia and New Zealand Bank Retirement Savings Plan, which is a defined contribution plan sponsored by the Ultimate Parent's New York branch. The plan is qualified under Section 401(k) of the Internal Revenue Code and covers all employees of the Company. Under the plan, employees are permitted to contribute up to 50% of compensation on a pre-tax basis and an additional 6% after tax, limited to maximum annual contribution amounts as set by the Internal Revenue Code. The Company makes matching contributions of up to 4% of employees' salaries, and in addition may make an additional contribution fully at its own discretion.

As of September 30, 2016, $68,664 of unrecognized compensation costs related to unvested deferred compensation remains.

(7) Income Taxes

New York State and New York City are principally where the Company is subject to state and local income taxes, respectively. The Company's Federal and New York City tax returns for fiscal years ended September 30, 2013, 2014 and 2015 are open to examinations. As a result of an audit settlement (see below), the Company's New York State tax return for fiscal year ended September 30, 2015 is open for examination.

The Company concluded an audit settlement with New York State for fiscal years up to and including 2014 related to sourcing of revenue. The settlement, which was mutually agreed and not binding on the Company or New York State in subsequent fiscal years, resulted in the recognition of an additional payable during the current fiscal year of $763,739. Further, as a result of the audit settlement, the Company recorded an additional payable during the current fiscal year in the amount of $223,623 with respect to fiscal years open for audit for New York State and City. The Company views this position as not subject to a significant variability in potential outcomes.

As of September 30, 2016, the Company recognized a deferred tax asset of $390,532 related to the provision raised for estimated litigation exposure associated with specific actions (refer to Note 5), $70,782 related to interest expense, and $250,688 related to employee compensation. Management has determined that the realization of the recognized deferred tax assets is more likely than not, based on taxable temporary differences and anticipated future taxable income.

(8) Related Party Transactions

In the normal course of business the Company conducts transactions with its Parent, the Ultimate Parent and other related parties. No outstanding amounts as of September 30, 2016 have been written down or recorded as allowances, as they are considered fully collectible.

The following is a summary of amounts reflected in the financial statements that are a result of transactions with affiliated companies as of and for the year ended September 30, 2016:

	Ultimate Parent	Other members of ANZ Group
Statement of financial condition, asset/(liability):		
Cash and cash equivalents	$ 64,468	$ -
Private placement and underwriting fees receivable	1,502,163	687,500
Management fee receivable from Ultimate Parent	582,099	-
Fails to deliver	24,581,545	-
Accounts payable and accrued expenses	(2,386)	(178,225)
Fails to receive	(5,503,407)	-
Subordinated borrowings with Parent	-	(20,000,000)

(9) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2016, the Company had net capital of $72,845,640, which was $72,595,640 in excess of its required net capital of $250,000, and as such, is in compliance with the required net capital in accordance with SEC Rule 15c3-1.

(10) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was November 28, 2016. None were identified for inclusion in this report.